UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Decker, Richard C.
   2728 N. Harwood
   Dallas, TX  75201
   USA
2. Issuer Name and Ticker or Trading Symbol
   Centex Development Company, L.P.
   trades in tandem with Centex Corporation - CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President & Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option Right to Buy   |$13.375(|8/24/|M(2)| |0.105(3)   |D  |____(|7/26/|Warrants to |0.105(3|       |            |   |            |
                      |1)      |98   |    | |           |   |4)   |06   |Purchase Uni|)      |       |            |   |            |
                      |        |     |    | |           |   |     |     |ts(5)       |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants              |____(3) |8/24/|M(2)| |0.105(3)   |A  |____(|____(|Units       |0.105(3|$13.375|            |   |            |
                      |        |98   |    | |           |   |3)   |3)   |            |)      |(1)    |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrants              |____(3) |8/24/|M(2)| |0.105(3)   |D  |____(|____(|Units       |0.105(3|$42.562|0.945(3)    |   |            |
                      |        |98   |    | |           |   |3)   |3)   |            |)      |5(1)   |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Per share of Common Stock of Centex
Corporation.
(2) This exercise and/or sale was made pursuant to and in reliance upon the exemption contained in Rule 16b-3.
(3) Pursuant to a Nominee Agreement dated November 30, 1987, each person who is the beneficial owner of shares of Centex Corporation ("Centex") Common Stock is also the beneficial owner of an undivided interest in
900 warrants (the "Warrants") to purchase Class B units of limited partnership interest in Centex Development
Company, L.P. ("CDC") at an exercise price of $500 per Class B unit, which Warrants are held of record by
Chemical Bank as successor nominee. Each beneficial owner's proportionate interest in the Warrants is equal to the number of shares of Centex Common Stock he owns divided by the total number of shares of Centex Common
Stock outstanding from time to time. The exercise price for the Warrants will be determined at the time they become exercisable based on the number of Warrants that are then exercisable, the manner in which the
Warrants are subdivided is at the discretion of the general partner of CDC and the number of shares of Centex
Common Stock outstanding at that time. The Warrants will be exercisable for a 90-day period commencing on a date to be specified after their detachment. Unless sooner detached, the Warrants will be detached on November
30, 2007, unless such date is extended by a vote of the Centex stockholders. Until the Nominee Agreement is terminated with respect to the Warrants and certificates evidencing the Warrants are issued in the name of the beneficial owners thereof, the Reporting Person has no right to obtain a certificate evidencing his beneficial interest in the Warrants or to dispose of the Warrants separate from Centex Common Stock. Computations set forth in this Form have been made using 59,612,775 shares of Centex Common Stock outstanding as reported in
Centex Corporation's Form10-Q for fiscal quarter ending June 30,
1998.
(4) Centex Corporation Employee Stock Option granted 7/26/96. Options vest at the rate of 20% a year beginning on the second anniversary of the
grant.
(5) "Units" is defined as Class B Limited Partnership
Units.
SIGNATURE OF REPORTING PERSON
/s/ Richard C. Decker
DATE
September 1, 1998